SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   SCHEDULE 13D
                                 (Amendment No.1)

                     Under the Securities Exchange Act of 1934


                             Cypress Bioscience, Inc.
                        ---------------------------------
                                 (Name of Issuer)


                      Common Stock, par value $.02 per share
                      --------------------------------------
                          (Title of Class of Securities)

                                   2 232674 101
                          ----------------------------
                                  (CUSIP Number)


                     Paramount Capital Asset Management, Inc.
                          c/o Lindsay A. Rosenwald, M.D.
                                787 Seventh Avenue
                                New York, NY 10019
                                  (212) 554-4300
                                  with a copy to:

                                 Michael S. Weiss
                     Paramount Capital Asset Management, Inc.
                                787 Seventh Avenue
                                New York, NY 10019
                                  (212) 554-4372
                               -------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 30, 1998
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                            [ ]

Check the following box if a fee is being paid with this Statement:

                                                            [ ]

----------------------
CUSIP No. 2 232674 101             13D
----------------------

--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8       SHARED VOTING POWER
             OWNED BY                       8,661,635
                                    --------------------------------------------
               EACH                 9       SOLE DISPOSITIVE POWER
             REPORTING                      None
                                    --------------------------------------------
              PERSON                10      SHARED DISPOSITIVE POWER
               WITH                         8,661,635
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,661,635

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

----------------------
CUSIP No. 2 232674 101             13D
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8      SHARED VOTING POWER
             OWNED BY                      2,548,400
                                    --------------------------------------------
               EACH                 9      SOLE DISPOSITIVE POWER
             REPORTING                     None
                                    --------------------------------------------
              PERSON                10     SHARED DISPOSITIVE POWER
               WITH                        2,548,400
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,548,400
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

----------------------
CUSIP No. 2 232674 101             13D
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Aries Master Fund
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8      SHARED VOTING POWER
             OWNED BY                      6,063,235
                                    --------------------------------------------
               EACH                 9      SOLE DISPOSITIVE POWER
             REPORTING                     None
                                    --------------------------------------------
              PERSON                10     SHARED DISPOSITIVE POWER
               WITH                        6,063,235
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,063,235
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

----------------------
CUSIP No. 2 232674 101             13D
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ] (b)[ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO (see Item 3 below)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
             NUMBER OF              7       SOLE VOTING POWER
              SHARES                        None
                                    --------------------------------------------
           BENEFICIALLY             8      SHARED VOTING POWER
             OWNED BY                      8,661,635
                                    --------------------------------------------
               EACH                 9      SOLE DISPOSITIVE POWER
             REPORTING                     None
                                    --------------------------------------------
              PERSON                10     SHARED DISPOSITIVE POWER
               WITH                        8,661,635
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,661,635
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.        Security and Issuer.
               -------------------

        (a)    Common Stock, $.001 par value ("Shares")

               Cypress Bioscience, Inc. (the "Issuer")
               4350 Executive Drive, Suite 325
               San Diego, CA 92121
               (619) 452-2323

Item 2.        Identity and Background.
               -----------------------

        Names of Persons Filing:

        (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

        (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

        (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, /1/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic, /2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund, /3/ a Cayman Islands exempted company.

        (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respec tive officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Dr. Rosenwald is a citizen of the United States.


------------------------
               1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

               2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

               3 Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Since October 30, 1998, the date on which the Reporting Parties were required to file on Schedule 13D in lieu of Schedule 13G, Aries Domestic used its general funds to make certain open market acquisitions of the securities of the Issuer and the Aries Fund used its general funds to make certain open market acquisitions of the securities of the Issuer as more fully set forth in Item 5.

Item 4.        Purpose of Transaction.
               ----------------------

               The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

               Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

               Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of January 8, 1999, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Fund and Aries Domestic, beneficially owned 8,661,635 shares or 21.3% of the Issuer's securities and Aries Domestic and the Aries Fund beneficially owned as follows:

                                                   Amount Owned
                                                   ------------
                      Aries Domestic               2,540,000 Shares
                      Aries Fund                   6,063,235 Shares

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Fund.

               (c) The following purchases were made by Aries Domestic in the open market in the sixty days prior to this filing:

                      Date                         Amount        Price
                      ----                         ------       -------
                      10/30/98                     10,400       $3.029
                      10/30/98                     18,200        3.086
                      11/03/98                      3,900        2.896
                      11/04/98                      1,300        2.875
                      11/05/98                      5,200        2.818
                      11/06/98                      9,100        2.818
                      11/06/98                      3,500        2.750
                      11/09/98                      2,600        2.656
                      11/24/98                      2,600        2.799
                      11/24/98                      2,600        2.834
                      11/25/98                      2,600        2.688

                      11/25/98                      2,600        2.750
                      11/27/98                      2,600        2.750
                      11/30/98                      2,600        2.738
                      11/30/98                      2,600        2.719
                      11/30/98                      7,800        2.716
                      11/30/98                      2,600        2.688
                      12/01/98                      1,300        2.688
                      12/02/98                      2,600        2.944
                      12/03/98                      1,300        2.906
                      12/03/98                      1,300        2.969
                      12/03/98                      2,300        3.000
                      12/03/98                        300        2.969
                      12/04/98                      5,200        2.923
                      12/04/98                      1,300        2.938
                      12/07/98                      1,300        2.969
                      12/07/98                      9,700        2.883
                      12/08/98                      2,600        2.847
                      12/08/98                        500        2.750
                      12/09/98                      1,000        2.875
                      12/10/98                      3,700        2.938
                      12/10/98                      2,600        2.927
                      12/11/98                      2,600        3.063
                      12/11/98                      2,600        3.019
                      12/14/98                      2,600        3.044
                      12/14/98                      2,600        3.063
                      12/15/98                      2,600        3.042
                      12/16/98                      1,300        2.938
                      12/16/98                      2,600        2.979
                      12/16/98                      2,600        2.979
                      12/17/98                      3,900        2.993
                      12/17/98                      1,300        3.000
                      12/18/98                      3,900        2.986
                      12/18/98                      1,300        3.000
                      12/21/98                      1,300        3.000
                      12/21/98                      1,300        2.969
                      12/22/98                      2,600        2.930
                      12/22/98                      1,300        2.938
                      12/24/98                      1,300        3.000
                      12/28/98                     10,400        2.915
                      12/29/98                      2,600        2.923
                      12/30/98                      3,900        2.914
                      12/30/98                      1,300        2.938
                      12/31/98                      7,800        3.013
                      12/31/98                      1,300        3.000
                      01/04/99                      1,300        2.986
                      01/05/99                      1,300        2.890
                      01/06/99                      2,600        2.812
                      01/07/99                      2,600        2.825

                      The following purchases were made by Aries Fund in the open market in the sixty days prior to the date of this filing:

                      Date                         Amount        Price
                      ----                         ------        -----
                      10/30/98                     29,600        3.029
                      10/30/98                     51,800        3.086
                      11/03/98                     11,100        2.896
                      11/04/98                      3,700        2.875
                      11/05/98                     14,800        2.818
                      11/06/98                     25,900        2.818
                      11/06/98                     10,000        2.750
                      11/09/98                      7,400        2.656
                      11/24/98                      7,400        2.799
                      11/24/98                      7,400        2.834
                      11/25/98                      7,400        2.688
                      11/25/98                      7,400        2.750
                      11/27/98                      7,400        2.750
                      11/30/98                      7,400        2.738
                      11/30/98                      7,400        2.719
                      11/30/98                     22,200        2.716
                      11/30/98                      7,400        2.688
                      12/01/98                      3,700        2.688
                      12/02/98                      7,400        2.944
                      12/03/98                      3,700        2.906
                      12/03/98                      3,700        2.969
                      12/03/98                      6,700        3.000
                      12/03/98                        700        2.969
                      12/04/98                     14,800        2.923
                      12/04/98                      3,700        2.938
                      12/07/98                      3,700        2.969
                      12/07/98                     27,800        2.883
                      12/08/98                      1,500        2.847
                      12/08/98                      7,400        2.750

                      12/09/98                     10,800        2.875
                      12/10/98                      7,400        2.938
                      12/10/98                      7,400        2.927
                      12/11/98                      7,400        3.063
                      12/11/98                      7,400        3.019
                      12/14/98                      7,400        3.044
                      12/14/98                      7,400        3.063
                      12/15/98                      7,400        3.042
                      12/16/98                      3,700        2.938
                      12/16/98                      7,400        2.979
                      12/16/98                      7,400        2.979
                      12/17/98                      3,700        2.993
                      12/17/98                     11,100        3.000
                      12/18/98                      3,700        2.986
                      12/18/98                     11,100        3.000
                      12/21/98                      3,700        3.000
                      12/21/98                      3,700        2.969
                      12/22/98                      3,700        2.930
                      12/22/98                      7,400        2.938
                      12/24/98                      3,700        3.000
                      12/28/98                     29,600        2.915
                      12/29/98                      7,400        2.923
                      12/30/98                     11,100        2.914
                      12/30/98                      3,700        2.938
                      12/31/98                      3,700        3.000
                      12/31/98                     22,200        3.013
                      01/04/99                      1,300        2.986
                      01/05/99                      1,300        2.890
                      01/06/99                      2,600        2.812
                      01/07/99                      2,600        2.825

               Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer since the last filing.

               (d) & (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
               --------------------------------------------------------

               Paramount Capital is the investment manager of the Aries Fund and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits:
               --------------------------------

Exhibit A -    Copy  of  an  Agreement  between  Dr.  Rosenwald,  Paramount
               Capital,  Aries Domestic and Aries Fund to file this Statement on
               Schedule 13D on behalf of each of them.


Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit C -    List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and direc tors.

Exhibit D -    List of executive  officers  and  directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES
                                   ----------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  January 11, 1999
        New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                                 ARIES DOMESTIC FUND
                                 By  Paramount Capital Asset Management, Inc.
                                      General Partner

Dated:  January 11, 1999
        New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


                                 THE ARIES MASTER FUND
                                 By Paramount Capital Asset Management, Inc.
                                 Investment Manager

Dated:  January 11, 1999
        New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.
                                    Chairman


Dated:  January 11, 1999
        New York, NY            By  /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



               The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersig ned's ownership of securities of Cypress Bioscience, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                PARAMOUNT CAPITAL ASSET MANAGEMENT, INC., INC.

Dated:  January 11, 1999
        New York, NY            By /s/ Lindsay A. Rosenwald. M.D.
                                   -------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman


                                ARIES DOMESTIC FUND, L.P.
                                By Paramount Capital Asset Management, Inc.
                                General Partner

Dated:  January 11, 1999
        New York, NY            By /s/ Lindsay A. Rosenwald   M.D.
                                   -------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman


                                THE ARIES MASTER FUND
                                By Paramount Capital Asset Management, Inc.
                                Investment Manager

Dated:  January 11, 1999
        New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                   -------------------------------
                                   Lindsay A. Rosenwald, M.D.
                                   Chairman

Dated:  January 11, 1999
        New York, NY            By  /s/ Lindsay A. Rosenwald, M.D.
                                   -------------------------------
                                    Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

        The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:


                                                                 PRINCIPAL OCCUPATION
        NAME                                                        OR EMPLOYMENT
        ----                                                        -------------


Lindsay A. Rosenwald, M.D.                         Chairman of the Board of Paramount Capital
                                                   Asset Management, Inc., Paramount Capital
                                                   Investments, LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.                               President of Paramount Capital Asset
                                                   Management, Inc., Paramount Capital
                                                   Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash                                  Director of Paramount Capital Asset
                                                   Management, Inc., Senior Managing Director,
                                                   Paramount Capital, Inc.

Dr. Yuichi Iwaki                                   Director of Paramount Capital Asset
                                                   Management, Inc., Professor, University of
                                                   Southern California School of Medicine


Item 2.

        During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

        The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:


                                                                 PRINCIPAL OCCUPATION
        NAME                                                        OR EMPLOYMENT
        ----                                                        -------------

Paramount Capital Asset Management, Inc.                  General Partner; Investment Manager


        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.



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

                                    EXHIBIT D

        The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:


                                                   PRINCIPAL OCCUPATION
        NAME                                          OR EMPLOYMENT
        ----                                          -------------

Paramount Capital Asset Management, Inc.           Investment Manager

MeesPierson (Cayman) Limited                       Administrator

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.



                                       15